August 12, 2005	Marko S. Zatylny (617) 951-7980 Marko.Zatylny@ropesgray.com

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
One Station Place, N.E.
Washington, D.C. 20549-0510

Attention:	Meagan Caldwell – Accounting Rufus Decker – Accounting

Re:	SEC Comment Letter dated July 21, 2005 U.S. Can Corporation Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the period ended April 3, 2005 File No. 333-53276
Ladies and Gentlemen:
Set forth below is the response of US Can Corporation (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 21, 2005 that pertain to the Company’s December 31, 2004 Form 10-K and April 3, 2005 10-Q. The Company’s Form 10-K was filed with the Commission on March 23, 2005, and the Company’s Form 10-Q was filed with the Commission on May 18, 2005.
For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated July 21, 2005 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.
Form 10-K for the year ended December 31, 2004
Comment applicable to our overall filing
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

-2-	August 12, 2005
Response to Comment 1
Where requested, the Company has provided its proposed additional disclosures and revisions in its response to the Staff’s comment. Such additional disclosures and revisions will be provided in future filings.
2.	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	The company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response to Comment 2
The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
3.	We read your response to our comment 7. Your response does not include what your revised disclosure would look like for the year ended December 31, 2004. As previously requested, please expand your disclosure to discuss material changes in the balance sheet, including, but not limited to the following.

-3-	August 12, 2005
•	Other current assets,

•	Other non-current assets, and

•	Accrued expenses.
Response to Comment 3
In future filings of its Annual Report on Form 10-K and quarterly filings on Form 10-Q, the Company will discuss material changes in the balance sheet, if any, including other current assets, other non-current assets and accrued expenses. The disclosure will discuss the impact on liquidity related to the key changes in these categories. The disclosure for the year ended December 31, 2004 would include the following paragraph in the discussion of cash provided by operations:
“Other decreases in net cash provided by operations included increases in other current assets related to the Company’s European factoring arrangements ($13.4 million), partially offset by higher accrued expenses primarily related to payroll ($1.1 million), employee benefits ($1.2 million), and taxes payable ($0.9 million). Long-term Deferred Income tax assets decreased versus 2003 primarily due to the $7.0 million non-cash domestic operations tax valuation allowance (described in Note 5), while other non-current assets decreased primarily due to the non-cash amortization of deferred financing fees ($3.6 million) associated with the Company’s credit agreement and the issuance of the 10 7/8 % Senior Secured Notes, which are being amortized over the life of the applicable borrowings.”
4.	We read your response to our comment 8. As previously requested, please include your estimated interest payments on your debt in the contractual obligations table. Please also disclose any assumptions you made to derive these amounts.
Response to Comment 4
In future filings of its Annual report on Form 10-K, the Company will revise its disclosures to include estimated interest payments on its debt, and commitments to complete construction in progress as shown below.

-4-	August 12, 2005
The Company has a number of contractual commitments to make future cash payments. Under existing agreements, contractual obligations as of December 31, 2004 are as follows (000’s omitted):

	Payments due by period
Contractual Obligations (a)	1st year	2-3 years	4-5 years	After 5 years	Total

Long term debt	$8,895	$7,815	$6,072	$536,335	$559,117
Capital lease obligations	550	329	–	–	879
Operating leases	6,580	9,451	7,004	9,221	32,256
Pension & other post-retirement employee benefit obligations (b)	5,846	13,060	13,143	–	32,049
Interest (c)	49,603	98,333	97,460	35,281	280,677
Construction in progress (d)	5,940	–	–	–	5,940
Other long-term liabilities on the consolidated balance sheet	4,901	1,109	669	629	7,308

Total Contractual Commitments	$82,315	$130,097	$124,348	$581,466	$918,226
(a)	The Company does not include the aggregate amount of its open purchase obligations in the contractual obligations table because the purchase obligations under such contracts are short-term and do not commit the Company to purchase fixed amounts of material.

(b)	The Company’s long-term pension and post-retirement benefit obligations are estimates based on the Company’s current information and are subject to collective bargaining agreements. The Company reserves the right to make changes to these estimates in the future as facts and circumstances change and new information is received. Additionally, the amount of contractual obligations beyond five years is not reliably estimable and is therefore not included in the table.

(c)	The Company’s interest obligations on its variable interest rate debt include estimates based upon current interest rates (currently ranging between 2.00% and 6.50%), and are subject to change as interest rates change.

(d)	The amount of Construction in Process includes only those amounts for which the Company is contractually committed to spend.
5.	We read your response to our comment 9. As previously requested, please include the amounts you are contractually committed to spending in order to complete projects included in construction in progress and any other purchase commitments you may have in your contractual obligations table, along with the assumptions you used.

-5-	August 12, 2005
Response to Comment 5
Please see point (d) in the revised disclosure above.
Financial Statements.
Statement of Cash Flows
6.	We read your response to our comment 11. Your response does not include what your revised disclosure would look like for the years ended December 31, 2004 and December 31, 2003, along with the interim period ended March 31, 2005. As previously requested, please present cash flows related to the changes in other assets separately from those related to the change in other liabilities, rather than combining them in the other, net line item of your cash provided by operating activities section. See SFAS 95.
Response to Comment 6
In future filings of its Annual Report on Form 10-K and quarterly filings on Form 10-Q, the Company will present changes in other assets separately from those related to the change in other liabilities. Below are the revised disclosures for the years ended December 31, 2004 and December 31, 2004, along with the interim period ended March 31, 2005.

	2004 As	2003 As	2004 As	2003 As
CASH FLOWS FROM OPERATING ACTIVITIES:	Reported	Reported	Requested	Requested
Net loss	$(30,305)	$(21,331)	$(30,305)	$(21,331)
Adjustments to reconcile net loss to net cash provided by operating activities –
Depreciation and amortization	43,725	38,060	43,725	38,060
Special charges	8,747	382	8,747	382
Loss on early extinguishment of debt	5,508	–	5,508	–
Cumulative effect of accounting change, net of tax	–	–	–	–
Deferred income taxes	(1,826)	289	(1,826)	289
Changes in assets and liabilities:
Accounts receivable	(6,956)	(631)	(6,956)	(631)
Inventories	(7,099)	17,621	(7,099)	17,621
Accounts payable	(1,729)	(10,895)	(1,729)	(10,895)
Accrued expenses	(1,336)	(7,494)	(1,336)	(7,494)
Other assets	–	–	(5,305)	5,254
Other liabilities	–	–	(1,756)	(1,697)
Other, net	(7,070)	3,556	—	—

Net cash provided by operating activities	1,659	19,557	1,659	19,557

-6-	August 12, 2005

	Q1 2005 As	Q1 2004 As	Q1 2005 As	Q1 2004 As
CASH FLOWS FROM OPERATING ACTIVITIES:	Reported	Reported	Requested	Requested
Net loss	$5,986	$(4,961)	$5,986	$(4,961)
Adjustments to reconcile net loss to net cash provided by operating activities –
Depreciation and amortization	9,790	11,198	9,790	11,198
Special charges	513	482	513	482
Deferred income taxes	–	(508)	–	(508)
Changes in assets and liabilities:
Accounts receivable	(18,165)	(7,882)	(18,165)	(7,882)
Inventories	(12,329)	(4,182)	(12,329)	(4,182)
Accounts payable	(4,925)	(1,693)	(4,925)	(1,693)
Accrued expenses	(5,397)	(6,188)	(5,397)	(6,188)
Other assets	–	–	5,954	(2,864)
Other liabilities	–	–	(391)	(92)
Other, net	5,563	(2,957)	–	–

Net cash provided by operating activities	(18,964)	(16,691)	(18,964)	(16,691)

Notes to Financial Statements
(2) Summary of Significant Accounting Policies
(c) Inventories
7.	We read your response to our comment 14. Our comment requested that you provide to us an analysis for each quarter during the two years ended December 31, 2003 and the first two quarters of 2004. Your response states that you calculate the change in the cost to manufacture on an annual basis and therefore adjust your LIFO reserve on an annual basis. Given this, please tell us how you determined the change from LIFO to FIFO did not have a material effect on the financial statements for the current or prior periods, as disclosed in your Form 10-Q for the period ended July 4, 2004. Additionally, please tell us the consideration you gave to the cumulative effect, including your assessment regarding the materiality this adjustment would have had to your financial statements. Please refer to paragraphs 10 and 11 SFAS 3 and SAB 99.

-7-	August 12, 2005
Response to Comment 7
The Company’s materiality determination related to its change from LIFO to FIFO was based on both a qualitative and quantitative analysis as required by SEC Staff Accounting Bulletin No. 99. Below is an analysis for each quarter during the two years ended December 31, 2003 and the first two quarters of 2004. The analysis compares the balance sheet LIFO reserve to the Company’s inventory and Stockholder’s equity and the LIFO provision to pretax income, net income and Credit Facility EBITDA. The Company believes the impact to be immaterial, when considered in conjunction with the qualitative factors below.

	2002					2003					2004
	Q1	Q2	Q3	Q4	2002	Q1	Q2	Q3	Q4	2003	Q1	Q2
LIFO Reserve	(27)	(27)	(27)	(151)	(151)	(151)	(151)	(151)	798	798	798	798

Inventory	99,975	111,829	110,525	105,195	105,195	107,286	106,857	102,885	95,140	95,140	98,023	100,017

%	-0.03%	-0.02%	-0.02%	-0.14%	-0.14%	-0.14%	-0.14%	-0.15%	0.84%	0.84%	0.81%	0.80%

Impact on Equity	(16)	(16)	(16)	(91)	(91)	(91)	(91)	(91)	479	479	479	479

Stockholders Equity/(Deficit)	(282,085)	(275,228)	(283,227)	(350,008)	(350,008)	(354,522)	(355,664)	(365,053)	(361,911)	(361,911)	(372,130)	(385,621)
%	0.01%	0.01%	0.01%	0.03%	0.03%	0.03%	0.03%	0.02%	-0.13%	-0.13%	-0.13%	-0.12%

Income Statement Impacts

Net Sales
Pretax LIFO Provision				(124)	(124)				949	949		(798)
Net Sales	186,038	203,624	205,474	201,364	796,500	198,890	210,312	204,508	209,186	822,896	213,467	211,809
%	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.5%	0.1%	0.0%	-0.4%

Gross Profit
Pretax LIFO Provision				(124)	(124)				949	949		(798)
Gross Profit	18,968	22,893	19,800	24,444	86,105	21,344	24,710	20,725	20,645	87,424	19,372	18,908
%	0.0%	0.0%	0.0%	-0.5%	-0.1%	0.0%	0.0%	0.0%	4.6%	1.1%	0.0%	-4.2%

Income (Loss)
Pretax LIFO Provision				(124)	(124)				949	949		(798)
Pretax (Loss)	(4,555)	(2,623)	(9,391)	(6,620)	(23,189)	(3,852)	(1,988)	(7,457)	(5,985)	(19,282)	(4,629)	(12,046)
%	0.0%	0.0%	0.0%	1.9%	0.5%	0.0%	0.0%	0.0%	-15.9%	-4.9%	0.0%	6.6%

After Tax LIFO Provision	—	—	—	(74)	(74)	—	—	—	569	569	—	(479)
Net (Loss)	(20,992)	(2,043)	(6,368)	(48,238)	(77,641)	(4,432)	(4,056)	(7,100)	(5,743)	(21,331)	(4,961)	(9,790)
%	0.0%	0.0%	0.0%	0.2%	0.1%	0.0%	0.0%	0.0%	-9.9%	-2.7%	0.0%	4.9%

Credit Facility EBITDA	15,819	20,033	17,653	19,390	72,895	19,424	20,808	17,840	16,925	74,997	19,802	19,593
% (Pretax Provision/ CF EBITDA)	0.0%	0.0%	0.0%	-0.6%	-0.2%	0.0%	0.0%	0.0%	5.6%	1.3%	0.0%	-4.1%

-8-	August 12, 2005
The qualitative factors considered by the Company when evaluating the change included:
•	The change did not impact the reported operating trends. The Company continued to report a large negative operating trend from prior periods after recording the impact of the change.

•	The Company does not have public traded shares and as such the impact on EPS is not a qualitative factor requiring consideration. However, the Company has strict quarterly debt covenants, and the impact of the LIFO to FIFO change had no impact on the Company’s compliance with these debt covenants.

•	No impact on the operating trends or reported results of the Aerosol segment, which represents the largest portion of our inventory and revenue.

•	There was no impact of the change on management bonus calculations or amounts earned by management.

•	The change was supported by strong business and economic rationale as outlined in our previous response to the staff.
The Company considered the above factors and when combined with the quantitative immateriality of the change, concluded that the change was not material.
(8) Commitments and Contingencies
Leases
8.	We read your response to our comment 11. Your response does not include what your revised disclosure would look like for the years ended December 31, 2004 and December 31, 2003, along with the interim period ended March 31, 2005. As previously requested, please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.
Response to Comment 8
The Company has reviewed its accounting policies for leases, and current lease agreements, in response to the questions raised in the comment letter. After completing this review for a) step rent provisions and escalation clauses and b) capital improvement funding and other lease concessions,

-9-	August 12, 2005
the Company determined that certain step rent provisions and escalation clauses present in its leases were not included in its minimum lease payments on a straight line basis, however, the differences on the leases containing these clauses were not material in any interim or annual period. The differences are provided below.

	Year Ended	Year Ended	Quarter Ended
	December 31,	December 31,	April 3,
	2003	2004	2005
Difference between straight line amount versus minimum lease payments recorded	$117,200	$92,012	$20,698
Total rent expense	$12,118,608	$12,811,206	$3,711,626
The Company’s review did not identify any leases containing capital improvements or other lease concessions. In addition, the minimum lease payments disclosed in Note 8 in the 2004 10-K properly include the impact of step rent and escalation clauses in our leases.
The Company’s policy and related disclosure related to step rent provisions and escalation clauses is as follows and will be applied prospectively to any new leases and will be stated in future filings: “Any lease payments that depend upon an existing index, factor, or rate, such as the consumer price index or prime rate, that exists and is measurable at the inception of the lease, are included in minimum lease payments.”
Item 15. Exhibits and Financial Statement Schedules
Exhibits
9.	We read your response to our comment 18. Your status as a “voluntary” filer does not preclude you from complying with the requirements of Form 10-K. As previously requested, please amend your Form 10-K for the year ended December 31, 2004 and your subsequent Forms 10-Q to include under Exhibit 32 the Section 1350 certifications for each of your principal executive and principal financial officers. Refer to Item 601 of Regulation S-K. In doing so, please ensure that you refile each filing in its entirety with recently dated certifications as well.
Response to Comment 9
The Company respectfully submits that Item 601(b)(32) of Regulation S-K states that Exhibit 32 – "[t]he certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63

-10-	August 12, 2005
of Title 18 of the United States Code” – must be filed with Form 10-K . Rule 13a-14(b) and Rule 15d-14(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 1350 of Chapter 63 of Title 18 of the United States Code each require that such certifications accompany periodic reports containing financial statements “filed by an issuer.” See, contra, Rule 13a-14(a) under the Exchange Act. As stated in our letter of July 15, 2005, the Company is a voluntary filer. As such, the Company is not an “issuer” as defined by Section 2(a)(7) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and therefore, the certification is not required by the Rule. In addition, the Division of Corporation Finance has indicated that it considers voluntary filers such as the Company not to be “issuers” under Sarbanes-Oxley. See Question 1 to the SEC’s Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, posted November 8, 2002 (revised November 14, 2002). The Company therefore believes that it does not have an obligation to have Section 1350 Certifications accompany its periodic reports, nor would it be meaningful for the protection of investors to refile prior reports to include such certification. Nonetheless, at the Staff’s request, the Company will file Exhibit 32 in its future filings.
FORM 10-Q FOR THE PERIOD ENDED APRIL 3, 2005
Comments applicable to your overall filing
10.	Please address the comments above in your interim Forms 10-Q as well.
Response to Comment 10
In future quarterly filings on Form 10-Q, the Company will address the above comments.
* * * * *
We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7980 or Jane D. Goldstein of our offices at (617) 951-7431.
Very truly yours,
/s/ Marko S. Zatylny